ANTHONY L.G., PLLC

laura aNTHONy, esq	www.ANTHONYPLLC.com
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
john lowy, esq.******
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in NY and NJ

October 27, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hour Loop, Inc. – CIK No. 0001874875 Draft Registration Statement on Form S-1 (DRS), submitted July 29, 2021 Registration Statement on Form S-1, filed October 27, 2021

Dear Sir or Madam:

This letter responds to the correspondence from the Staff of the Securities and Exchange Commission (the “SEC”) dated August 27, 2021 providing comments on the above-referenced Draft Registration Statement on Form S-1 (DRS), submitted July 29, 2021 by the Company (the “Prior Filing”).

The Company today filed via EDGAR its non-confidential Registration Statement on Form S-1 (the “New Filing”). We will separately provide you with a courtesy copy of the New Filing that is redlined against the Prior Filing. The remainder of this letter responds to the Staff’s comments on the Prior Filing, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Draft Registration Statement on Form S-1

Cover Page

1.	Comment: Please revise the cover page to clearly reflect that you are seeking to register the offering of Representative’s Warrants (including the underlying common shares), in addition to the firm commitment public offering of your common stock. Refer to Item 501(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the cover page of the New Filing to clearly reflect that the Company is seeking to register the offering of Representative’s Warrants (including the underlying common stock shares), in addition to the firm commitment public offering of the Company’s common stock.

Prospectus Summary

Overview

Our Business, page 1

2.	Comment: Please expand your disclosure to clarify the nature of your third-party seller relationship with Amazon and Walmart. In this regard, we note you disclose at page F-11 that in 2019, approximately 100% of your revenue was through or with the Amazon sales platform and in 2020, 100% of your net revenue was through or with the Amazon sales platform. If appropriate, also make corresponding revisions to your risk factor titled “Our revenue is dependent upon maintaining our relationship with Amazon” at page 21.

Response: In response to the Staff’s comment, the Company has expanded the disclosure in the New Filing to clarify the nature of the Company’s third-party seller relationship with Amazon and Walmart and has also made corresponding revisions to the risk factor titled “Our revenue is dependent upon maintaining our relationship with Amazon” at page 21 of the New Filing.

Continuous Process Optimization, page 5

3.	Comment: Please expand your disclosure to explain your continuous process optimization and how you implement the same in your operations.

Response: In response to the Staff’s Comment, the Company has expanded the disclosure in the New Filing to explain the Company’s continuous process optimization and how the Company implements the same in its operations.

Improving Sales of Popular Items and Securing the Inventories Without Paying Higher Storage

Fees by Partnering with Third Party Warehouses, page 9

4.	Comment: Please expand your disclosure to clarify whether you have initiated the process of establishing relationships with third-party warehouses and, if so, the current status of such process.

Response: In response to the Staff’s Comment, the Company has expanded the disclosure in the New Filing on page 9 as well as page 47 to clarify that the Company has initiated the process of establishing relationships with third-party warehouses and the current status of such process.

Risk Factors

By purchasing common stock in this offering, you are bound by the fee-shifting provision...,

5.	Comment: Please revise your disclosure here and on page 90 to disclose the scope of the feeshifting provision included in your bylaws, including the level of recovery required by the plaintiff to avoid payment. Disclose who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates). In addition, please include risk factor disclosure that the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

Response: In response to the Staff’s Comment, the Company has revised the New Filing on page 26 and page 90 to (i) disclose the scope of the fee shifting provision included in the Company’s bylaws, including the level of recovery required by the plaintiff to avoid payment, (ii) disclose who is subject to the provision and who would be allowed to recover and (iii) include risk factor disclosure that the provision could discourage shareholder lawsuits that might otherwise benefit the Company and its shareholders.

Use of Proceeds, page 36

6.

Comment: Please revise to state with more specificity the approximate amount of proceeds to be used for each identified purpose. Also explain your references to the potential acquisition of “complementary compounds” and to the “pace of progress of our research and development.”

Response: In response to the Staff’s Comment, the Company has revised the New Filing on page 35 and 36 to state with more specificity the approximate amount of proceeds to be used for each identified purpose and explain the reference to the “pace of progress of our research and development.” There was a typographical error in the reference to “complementary compounds.” The referenced language should have read as “complementary companies.” However, since the Company no longer intends to use a portion of the net proceeds to acquire complementary companies, the Company has deleted the reference altogether on pages 35 and 36 of the New Filing. Therefore, this portion of the SEC comment is now inapplicable.

7.

Comment: We note the risk factor disclosure at page 35 that you “have not allocated specific amounts of the net proceeds from this offering for any of the foregoing purposes” and that “management will have significant discretion and flexibility in applying the net proceeds of this offering,” but please see Instruction 7 to Item 504 of Regulation S-K. If you have no specific plan for the proceeds or a significant portion thereof, disclose that and state the principal reasons for the offering. See Item 504.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in the New Filing to state with more specificity the approximate amount of proceeds to be used for each identified purpose on page 35 and 36 of the New Filing.

Capitalization, page 37

8.	Comment: Please revise your capitalization table to also disclose your accumulated other comprehensive loss since this is also a component of your total stockholders’ equity.

Response: In response to the Staff’s Comment, the Company has revised the capitalization table on page 37 in the New Filing to also disclose the accumulated other comprehensive loss.

Description of Business, page 39

9.	Comment: You disclose at page 45 that your key competitor is Amazon Retail. You state that it frequently buys the same brands you sell and then sells them at a loss. At page 40, you state that among “9.7 million sellers on Amazon, we believe we have two main competitive advantages,” one of which is your “strong operations and sales teams.” You identify advertising as one of their areas of specialization. Disclose in further detail how and where you advertise your products. As part of the expanded disclosure, please explain how your advertising and the other listed areas of specialization provide you with a competitive advantage over your competition, including Amazon Retail. Also explain your strategy for competing against a larger entity which sells the same products at a loss.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in the New Filing to (i) disclose in further detail how and where the Company advertises its products, (ii) explain how the Company’s advertising and the other listed areas of specialization provide the Company with a competitive advantage over its competition, including Amazon Retail and (iii) explain the Company’s strategy for competing against a larger entity which sells the same products at a loss.

10.

Comment: Under “Affiliated Loans” at page 49, you refer to $1.2M in loans “previously advanced” to the registrant from your founding officers who are husband and wife. Please expand your disclosure to clarify when Mr. Lai and Ms. Yu advanced these loans to the registrant. Also, please file the related agreements as exhibits or explain why you have not filed them. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in the New Filing to clarify when Mr. Lai and Ms. Yu advanced these loans to the Company and has filed the related agreements to the extent that they are written as exhibits to the New Filing. Please note that the aggregate principal amount of the loans disclosed in the Prior Filing to be $1.2 million was wrong and corrected to be $1,041,353 in the New Filing. As of October 27, 2021, the outstanding principal balance of such loan was $987,868 and accrued interest was $17,039.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 52

11.

Comment: Please expand your disclosure to discuss in greater detail the basis for the changes in the revenue and cost of goods sold between periods, quantifying each underlying factor identified. For example, expand your discussion of revenue to quantify changes in price and changes in volume. Please provide corresponding disclosure for your net cash from operating activities. In addition, revise to quantify the specific impacts you have experienced to your results of operations and relevant metrics resulting from the COVID19 pandemic. In that regard, we note you disclose on page 56 that your business operations were negatively impacted by disruptions in your supply chain, which limited your ability to source merchandise, and limits on products fulfillment placed by Amazon.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in the New Filing to (i) discuss in greater detail the basis for the changes in the revenue and cost of goods sold between periods, quantifying each underlying factor identified, (ii) provide corresponding disclosure for the Company’s net cash from operating activities and (iii) quantify the specific impacts the Company has experienced to its results of operations and relevant metrics resulting from the COVID19 pandemic.

Management, page 60

12.	Comment: Please disclose Mr. Lenner’s age. Refer to Item 401(a) of Regulation S-K.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in the New Filing to disclose Mr. Lenner’s age.

Executive Compensation, page 67

13.

Comment: We note your disclosure in the Summary Compensation Table, including bonuses which comprised more than 75% of total compensation for both officers in 2020. Please provide under “Elements of Compensation” a narrative description of the bonuses paid to your Chief Executive Officer and Senior Vice President, including an explanation of how the amounts were determined. Refer to Item 402(o) of Regulation S-K. In addition, please expand your description of your employment agreements to disclose the guaranteed bonuses to your executive officers in 2022. In that regard, we note that Mr. Lai and Ms. Yu are each guaranteed a $100,000 cash bonus on December 31, 2022.

Also disclose with regard to the referenced bonuses for each of the husband and wife officers (who comprise two of the four directors) how ties will be broken in the event that the two independent directors vote the opposite way from the couple when determining whether the listed milestones have been met “as determined by the Board.” You state that because you qualify as a controlled company, you do not intend to have a compensation committee.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in the New Filing to include a narrative description of the bonuses paid to the Company’s Chief Executive Officer and Senior Vice President, including an explanation of how the amounts were determined. Additionally, the Company has expanded the description of the Company’s employment agreements to disclose the guaranteed bonuses to its executive officers in 2022 in the New Filing.

Since the Prior Filing, a new third independent director (Minghui (Alan) Gao) has been appointed to the board of directors of the Company. Since the board of directors now has five directors (including three independent directors), there is no longer a risk of deadlock amongst the directors if the couple votes the opposite way of the other three independent directors when determining whether the listed milestones with respect to bonuses have been met as determined by the board. This portion of the SEC comment is now inapplicable.

Security Ownership of Certain Beneficial Owners and Management, page 77

14.	Comment: At page 79, you state that Sam Lai and Maggie Yu “who are husband and wife, beneficially owns 10,000,000 shares of the Company’s common stock, representing 100.00% of the voting power of the Company’s outstanding common stock. As a result, the Company is a “controlled company” for purposes of the Nasdaq Capital Market corporate governance standards. Please revise the beneficial ownership table to list each as owners of all 10M shares, and provide a footnote explaining the tabular presentation. In the alternative, explain why you believe that the registrant should be deemed a “controlled company.”

Response: In response to the Staff’s Comment, the Company has revised the beneficial ownership table on page 77 in the new Filing to list each Sam Lai and Maggie Yu as owners of all 44,400,000 shares (as each of them beneficially owns the other’s shares as husband and wife), and added a footnote explaining the tabular presentation. Since the Prior Filing, the Company conducted a forward stock split on September 27, 2021 in the ratio of 4.44-for-1 which resulted in an increase in the number of shares beneficially owned by Mr. Lai and Ms. Yu from 10,000,000 shares to 44,400,000 shares.

Hour Loop, Inc. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Reorganization, page F-7

15.

Comment: Your disclosure indicates that on June 30, 2021, the Company completed a corporate reorganization to convert its status from an S Corporation to a C Corporation with an effective date of July 27, 2021. You also disclose that the retained earnings as of July 27, 2021 will be distributed to the S Corporation shareholders consistent with Internal Revenue Code 1362. If the adjustments resulting from the conversion to a C corporation include adjustments for items in addition to income taxes, please revise to disclose pro forma income taxes, net earnings and earnings per share on the face of your statements of operations for the latest fiscal year and subsequent interim period presented. Alternatively, if the resultant adjustments only affect income taxes, revise to disclose pro forma income taxes, net earnings and earnings per share for all periods presented. Additionally, a pro forma balance sheet as of the latest period presented should be provided alongside the historical balance sheet giving effect to the distribution of retained earnings to the S Corporation shareholders. The notes to your financial statements should also be revised to explain the nature of your pro forma presentation. Your capitalization table included on page 37 of the filings should also be revised to include a separate column showing the pro forma effect of the distribution of retained earnings to the S Corporation shareholders.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in its financial statements and notes thereto in accordance with the Staff’s Comment No. 15 as well as revised the capitalization table included on page 37 of the New Filing to include a separate column showing the pro forma effect of the distribution of retained earnings to the S Corporation shareholders.

Revenue Recognition, page F-9

16.

Comment: You disclose on page F-10 that you incurred shipping and handling costs of $7,159,519 and $5,856,417 for 2020 and 2019, respectively. Please revise to explain where these costs have been classified in your consolidated statement of operations.

Response: In response to the Staff’s Comment, the Company has revised the notes to its financial statements in the New Filing to explain that these costs have been classified and recorded in Selling and Marketing expenses in the statement of operations.

General

17.

Comment: Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response: We have not presented (nor have we authorized anyone on our behalf to present) and we do not expect to present (nor do we expect to authorize anyone on our behalf to present) any written communications as defined in Rule 405 under the Securities Act to potential investors in reliance on Section 5(d) of the Securities Act. Therefore, there are no supplemental copies of written communications to provide to the Staff.

If the Staff has any further comments regarding the offering statement on Form S-1, or any subsequent amendments to the Company’s offering statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Tatiana Meadows/U.S. Securities and Exchange Commission
Linda Cvrkel/U.S. Securities and Exchange Commission
Karina Dorin/U.S. Securities and Exchange Commission
Timothy S. Levenberg/U.S. Securities and Exchange Commission
Sam Lai/Hour Loop, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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